UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 9, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

On August 9, 2012, BioCancell Ltd. (the “Company”) announced the closing of the conditions pursuant to the Merger Agreement between the Company, BioCancell Merger, Inc., a Delaware corporation and a wholly owned subsidiary of the Company and BioCancell Therapeutics Inc. (“BTI”), dated May 31, 2012 (the “Merger Agreement”). As a result of the merger BTI became a wholly owned subsidiary of the Company.

The holders of the BTI outstanding securities as of the end of the trading day on Tel Aviv Stock Exchange Ltd. of August 9, 2012, will be entitled to receive Company’s securities, as more fully detailed in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on January 24, 2012. Further, August 13, 2012 will be the first trading day for the Company Ordinary Shares, Series 1 Warrants and Series 2 Warrants on the Tel Aviv Stock Exchange Ltd., and upon that date BTI Common Stock, Series 3 Warrants and Series 4 Warrants will be deregistered from trading on the Tel Aviv Stock Exchange Ltd.

It should be noted that one of the closing conditions pursuant to the Merger Agreement was that all warrant holders issued in the private placement consummated on March 8, 2010, shall have consented to exchange of their warrants pursuant to the terms of the Merger Agreement. As of the date of this Form 6-K the Company has received the consent of 35 warrant holders out of 36 holders, one warrant holders is refusing to exchange his warrants. The Board of Directors, based upon a legal opinion of the Company’s counsel, has decided that notwithstanding such warrant holder’s refusal, BTI can exchange all such warrants and complete the reincorporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCANCELL LTD.

Dated: August 9, 2012	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Executive Officer